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SEC FILE NUMBER
68649

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mar & Associates, Inc. dba William and Henry Associates

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1901 Avenue of the Stars, Suite 200
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Iannini	602-327-3803	diannini@williamhenryassociates.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, David Iannini, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mar & Associates, Inc. dba William and Henry Associates, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

See Attached Certificate

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on

this 5 (Date) day of January (Month), 2023 (Year), by

(1) David Iannini

(and (2) ______________________)

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DELIA G. MATA
Notary Public - California
Los Angeles County
Commission # 2399669
My Comm. Expires Apr 5, 2026

Place Notary Seal and/or Stamp Above

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports X-17A-5

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of MAR & Associates, Inc. dba William and Henry Associates:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MAR & Associates, Inc. dba William and Henry Associates (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
January 13, 2023

MAR & Associates, Inc.
dba William and Henry Associates
Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$1,080,287
Prepaid Expenses	276
Fixed assets	
Fixed assets, at cost	1,106,339
Less: accumulated depreciation	(605,877)
Net fixed assets	500,462
Deposits	500
Total assets	$1,581,525

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$20,516
Deferred Revenue	5,000
Other liabilities	4.000
Loans Payable	49,499
Total Liabilities	79,015
Commitments	
Stockholder's equity	
Common stock, no par value.	
50,000,000 shares authorized; 100 shares issued and outstanding	
Additional paid in capital	2,394,550
Accumulated deficit	(892,040)
Total stockholder's equity	1,502,510
Total liabilities and stockholder's equity	$1,581,525

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Nature of Business

MAR & Associates, Inc. dba William & Henry Associates (the "Company") was formed as an Arizona Corporation on February 15, 2001 for the purpose of providing various financial advisory services. On June 15, 2012 (the "Registration Date"), the Company became registered as a Broker-Dealer with the Financial Industry Regulatory Authority (FINRA). The Company is a member of SIPC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company presents its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash balances. The Company did have approximately $313,000 cash in a bank on deposit which exceeds the insured limit at December 31, 2022. Also, the Company did have cash of approximately $767,000 in uninsured money market instruments at December 31, 2022.

Fair Value of Financial Instruments

The Company's statement of financial condition includes the following financial instruments: cash and accounts payable. The Company considers the carrying amounts of cash, money market account, and accounts payable to approximate fair value because of the short maturity of these instruments.

Fixed Assets

Fixed assets consist of owned vehicles and furniture/fixtures/equipment, which are recorded at cost, less accumulated depreciation. Maintenance and repairs of equipment are expensed as incurred; major improvements costing more than $5,000 that also enhance the function and/or useful life are capitalized. Fixed assets are depreciated on a straight-line basis over their useful lives.

The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from their respective accounts and any gain or loss is included in non-operating income or expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company elected S Corporation status for federal and state tax purposes. Accordingly, the individual shareholder reports the earnings or losses before income taxes on their individual income tax returns, and therefore, no accrual has been made for federal income taxes in the accompanying financial statements. State income taxes were not accrued as of December 31, 2021, due to unused loss carryforwards and their immateriality.

The Company follows ASC 740-10-25, which provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with ASC 740, "*Accounting for Income Taxes*". ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The application of ASC 740-10-25 did not have a material impact on the Company's financial statements.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2019 and state examinations for years before 2018.

Revenue Recognition

Revenue is from contracts with customers for two types of fees: (1) investment banking fees earned in connection with mergers, and acquisitions transactions, (2) securities placement fees earned in connection with structuring and the private placement of debt and equity securities.

Success fees on investment banking services and securities placement are recognized as revenue when the transaction is finalized, funded and the associated performance obligations are completed. All success fees are generally calculated as a percentage of gross proceeds of a financing or a percentage of transaction value of a sale subject in some cases to minimum success fee provisions. Success fees totaled $1,000,000 for the year ended December 31, 2022.

Retainer fees are billed in accordance with the terms of the customer agreement. The recognition of retainer fee revenue may be deferred so the revenue is recognized as the associated performance obligations are completed in accordance with the terms. Retainer fees are typically non-refundable and may be applied against the subsequent success fee, if any. Retainer revenue fees totaled $60,000 in 2022. Deferred retainer fees totaled $5,000 as of December 31, 2022.

When a success fee is billed to which retainer fees paid are applied, retainer fee revenue is reversed so that the success fee is presented at gross.

In all cases, revenue recognition is subject to collection being probable. As of December 31, 2022, the Company has $5000.00 in deferred revenue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Flows

For the purpose of the statement of cash flows, the Company considers cash equivalents to include cash and short-term money market mutual funds.

New Accounting Pronouncement

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. COMMITMENTS AND CONTINGENCIES

Bonus Plan

In December 2011, the Company adopted a Bonus Plan (the "Plan") whereby the Company has the ability to issue to its team members Bonus Units (the "Units") that vest over a timeframe determined by the Company and entitle the holder to a potential bonus payment. This payment is calculated pursuant to a specific formula as described in the Plan and upon the occurrence of specified triggering events. The triggering events are either 1) the sale of substantially all of the Company's assets, or 2) the date that the sole shareholder no longer owns at least 50% of the outstanding voting securities of the Company. The total Units issued by the Plan are 9,000,000 with 7,000,000 outstanding and fully vested as of December 31, 2022.

3. COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases

The Company leases its office and storage space under annual and month-to-month agreements. These agreements are not subject to FASB ASC 842, Leases. The Company records rent expenses monthly as billed.

Guarantees and Commitments

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2022.

The Company is subject to various claims, legal proceedings, and investigations covering a range of matters that arise in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals. If not so covered, these various claims, legal proceedings, and investigations are without merit, or involve such amounts that would not have a significant effect on the financial position or results of operations of the Company if outcomes were unfavorable.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $985,928 which was $980,660 in excess of its required net capital of $5,268; and the Company's ratio of aggregate indebtedness ($79,015) to net capital was 0.08 to 1, which is less than the 15 to 1 maximum allowed.

5. CONCENTRATIONS

Customers

During the year ended December 31, 2022, the Company generated all of its revenue from three clients.

6. RELATED PARTY TRANSACTIONS

On a monthly basis, the Company reimburses its owner for an allocation for certain costs related to the business use of the owner's facilities. For the year ended December 31, 2022, the Company reimbursed the owner $60,000 related to this cost sharing agreement.

The President of the Company is on the Board of Directors and the sole benefactor of three

6. RELATED PARTY TRANSACTIONS (continued)

separate 501c3 non-profit entities. The Company donated approximately $295,000 to these charities in 2022. Such donations are discretionary. All of these entities have been approved by the IRS for non-profit status. Such donations are discretionary.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

7. FIXED ASSETS, NET

Fixed assets are recorded net of accumulated depreciation and summarized by major asset classification as follows:

	December 31, 2022	Useful Life
Vehicles	$648,609	5 years
Office	441,159	39.5 years
Furniture etc.	16,571	7 years
Total fixed assets	$1,106,339	
Accumulated depreciation	(605,877)	
Fixed assets, net	$500,462	

Depreciation expense for the year ended December 31, 2022 was $ 27,527.

8. FAIR VALUE OF FINANCIAL STATEMENT

The Company applies fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

8. FAIR VALUE OF FINANCIAL STATEMENT (continued)

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy as of December 31, 2021:

As of December 31, 2022:	Level 1	Level 2	Level 3	Total
Assets				
Cash Equivalents	$ 767,223	$ -	$ -	$767,223
Total assets	$ 767,223	$ -	$ -	$767,223

Specific valuation techniques and inputs used in determining the fair value of each class of assets and liabilities follow:

Money Market: Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents as Level 1 measurements in the table above.

9. LOANS PAYABLE

Company has taken two auto loans to finance purchase of two vehicles. On April 24, 2021, the Company signed a loan agreement and received loan proceeds of $47,087. The loan has a 4.84% annual percentage rate and matures in 60 months. On August 14, 2021, the Company signed a loan agreement and received loan proceeds of $21,083. The loan has a 5.99% annual percentage rate and matures in 60 months. As of December 31, 2022, the Company has a loans payable balance of $49,499 included in the statement of financial condition.